cm

SE 11015207 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Received FEB 28 2011 Processing

SEC FILE NUMBER
8- 34906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMR Investment Bankers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 N. 159th Street East Suite 200

(No. and Street)

Wichita, KS 67230

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Martin, Jr. 316/733-5081

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clay Thomas, P.C.

(Name – *if individual, state last, first, middle name*)

8302 Hausman Road West #518 San Antonio Texas 78249

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

kw 3/18

OATH OR AFFIRMATION

I, William G. Martin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMR Investment Bankers, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

LEA L. RANKIN
Notary Public - State of Kansas
My Appt. Expires 2-18-15

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clay Thomas, P.C.
Certified Public Accountant

8302 Hausman Road West
No. 518
San Antonio, Texas 78249
(210) 908-9536 (office)
(210) 908-9344 (fax)

Independent Auditor's Report

To the Board of Directors
MMR Investment Bankers, Inc.
Wichita, Kansas

I have audited the statement of financial position of MMR Investment Bankers, Inc. as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of MMR Investment Bankers, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMR Investment Bankers, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clay Thomas P.C.

Clay Thomas, P.C.

February 23, 2011

MMR INVESTMENT BANKERS, INC.
Statement of Financial Position
December 31, 2010 and 2009

Assets

	2010	2009
Current Assets		
Cash and Cash Equivalents	17,046	63,104
Accounts Receivable - Trade	1,195	-
Total Current Assets	18,241	63,104
Property and Equipment		
Furniture and Fixtures	191,154	191,154
	(191,154)	(190,715)
	-	439
Total Assets	18,241	63,543

Liabilities and Stockholders' Equity

	2010	2009
Current Liabilities		
Accounts Payable	380	20,383
Accrued Salaries	-	16,591
Payroll Taxes Payable	-	2,486
MMR Cafeteria Payable	-	1,970
SARSEP Payable	-	3,272
Total Current Liabilities	380	44,702
Stockholders' Equity		
Common Stock (150,000 authorized, $1 par, 115,000 shares issued and outstanding)	115,000	115,000
Retained Earnings (Deficit)	(97,139)	(96,159)
Total Stockholders' Equity	17,861	18,841
Total Liabilities and Stockholders' Equity	18,241	63,543

See accompanying notes to financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Income From Operations		
Underwriting and Concessions	41,060	136,264
Consulting	-	264,210
Concession Income	69,589	-
Trustee Fees	11,504	8,849
Miscellaneous Fees	14,572	32,864
Total Income	136,724	442,187
Operating Expenses		
Bank Charges	544	338
Commissions	7,665	88,734
Data Processing	1,559	1,559
Depreciation	439	1,276
Dues and Memberships	200	340
Employee Benefits	28,967	35,587
Insurance and bonds	7,379	8,097
Leases	19,225	15,084
Licenses and Fees	8,802	10,092
Meetings and Training	-	-
Miscellaneous	294	545
Office Supplies	38	3,881
Postage and Delivery	-	154
Printing and Reproduction	3,593	3,891
Professional Services	20,328	19,613
Salaries	19,866	202,466
Taxes	1,452	21,508
Telephone	6,352	9,308
Travel and Entertainment	11,030	24,829
Total Expenses	137,732	447,302
Net Operating Income (Loss)	(1,008)	(5,116)
Interest Income	26	-
Net Income (Loss)	(981)	(5,116)
Basic Net Loss per Common Share	(0.01)	(0.04)

See accompanying notes to financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from operating activities		
Net Income (Loss)	(981)	(5,116)
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation	439	1,276
Accounts Receivable		13,855
Accounts Payable	(44,321)	1,201
Tax Refund Receivable	(1,195)	
Total Adjustments	(45,077)	16,332
Net Cash provided by Operations	(46,058)	11,216
Cash Flows from investing activities		
Used For		
Purchase of Property and Equipment	-	-
	-	-
Net cash used in investing	-	-
Cash Flows from financing activities		
	-	-
Net cash used in financing	-	-
Net increase (decrease) in cash and cash equivalents	(46,058)	11,216
Cash and cash equivalents, beginning of period	63,104	51,888
Cash and cash equivalents, end of period	17,046	63,104
Supplemental disclosures of cash flow information:		
Interest paid	-	-
Income taxes paid	-	-

See accompanying notes to financial statements.

MMR INVESTMENT BANKERS, INC.
Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock				
	Shares	Amount	APIC	Retained Earnings	Total
Balance at December 31, 2007	**115,000**	**$ 115,000**	**$ -**	**(56,802)**	**$ 58,198**
Capital Contributions					$ -
Net Income/(Loss) 2008				(34,241)	$(34,241)
Balance at December 31, 2008	**115,000**	**115,000**	**-**	**(91,043)**	**$ 23,957**
Capital Contributions					$ -
Net Income/(Loss) 2009				(5,116)	$ (5,116)
Balance at December 31, 2009	**115,000**	**115,000**	**-**	**(96,159)**	**$ 18,841**
Capital Contributions					$ -
Net Income/(Loss) 2010				(981)	$ (981)
Balance at December 31, 2010	**115,000**	**115,000**	**-**	**(97,139)**	**$ 17,861**

See accompanying notes to the financial statements.

MMR INVESTMENT BANKERS, INC.
Notes to the Financial Statements

1. Organization and Nature of Business

   MMR Investment Bankers, Inc. was chartered by the State of Kansas as a corporation on August 29, 1985. The purpose of the corporation is to carry on a general brokerage and financial business.

   In accordance with the regulations under the Securities Exchange Act of 1934, the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, and is a member of various exchanges.

2. Summary of Significant Accounting Policies

   a. Basis of Presentation

      The financial statements include the accounts of the company. The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital business.

   b. Securities Transactions

      Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into the account and risk of the company are recorded on a trade-date basis. Customer's securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

      Amounts receivable and payable for securities transactions that have no reached their contractual settlement date are recorded net on the statement of financial position.

   c. Commissions

      Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   d. Statement of Cash Flows

      For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   e. Allowance for Doubtful Accounts

The company has not established an allowance for doubtful accounts. No receivable has been booked until the bond purchaser has remitted the payment to the bond company. The company's collection is assured at that juncture. Historically, there have been no bad debts.

f. Property and Equipment

Property and equipment are recorded at historical cost. Maintenance and repairs are charged to costs as incurred. Expenditures for asset appreciation are capitalized. Gain or loss on retirement of property is recorded in income.

Property, furniture and equipment are depreciated on a basis consistent with that utilized for income tax preparation. Specifically, assets are depreciated over a period of 2 to 7 years on a straight-line, accelerated cost recovery system, (ACRS) and modified ACRS (MACRS) as applicable.

	2009	2008
Furniture	$ 0	$ 0
Data Processing Equipment	0	0
Office Equipment	0	439
Total	$ 0	$ 439

g. Compensated Absences

The company has a policy of two weeks paid vacation and sick leave per salaried employee per year as deemed reasonable. No amounts may be carried over to a subsequent year. No compensated absences have been accrued pursuant to this policy.

h. Income Taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the company's taxable income.

i. Estimates

There are no significant estimates used in the preparation of the financial statements.

3. Liabilities Subordinated to Claims of General Creditors

There was no debt under subordination agreements at December 31, 2009.

The company had no other debt as of December 31, 2009.

4. Capital Stock

A summary of the corporation's capital stock as of December 31, 2009 is as follows:

Common Stock - $ 1.00 par value
Authorized – 150,000 shares
Issued and Outstanding – 115,000 shares

5. Defined Contribution Pension Plan

The corporation ahs established a salary reduction Simplified Employee Pension (SARSEP). The SARSEP may be funded through elective deferral of employee salaries and discretionary employer contributions. The corporation made no employer contributions during 2010 and 2009.

6. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2010, the company had a net capital of $16,666, which was $11,666 in excess of its required net capital of $5,000. At December 31, 2009, the company had a net capital of $18,402 which was $13,402 in excess of its required net capital of $5,000.

7. Financial Instruments

The company maintains three bank accounts at the same financial institution. The balances are $100, $16,845, and $100. Accounts at the institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2010, there was no credit risk and no petty cash balance.

8. Earnings (Loss) per Share

Earnings (loss) per share of common stock are computed by dividing net income (loss) by the average number of common shares outstanding for the year.

9. Commitments and Contingencies

On or about August 31, 2007, the Securities and Exchange Commission (SEC) initiated an investigation into certain of the entity's debenture sales. The focus of the investigation appears to be directed toward the issues of due diligence in the original offering and suitability in the sale of debentures. Employees of the entity have been interviewed formally by the SEC and the corporation has provided extensive documentation pursuant to both informal and subpoena requests issued by the SEC. On December 14, 2010 the SEC initiated an Administrative Proceeding against the corporation. The corporation is working with the SEC to reach a resolution of the Administrative Proceeding. The resolution of the Administrative Proceeding may affect the corporation's ability to continue as a going concern.

Clay Thomas, P.C.
Certified Public Accountant

8302 Hausman Road West
No. 518
San Antonio, Texas 78249
(210) 908-9536 (office)
(210) 908-9344 (fax)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
MMR Investment Bankers, Inc.
Wichita, Kansas

In planning and performing my audit of the financial statements of MMR Investment Bankers, Inc. for the year ended December 31, 2010 and 2009, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of MMR Investment Bankers, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's afore-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Institutional Capital Management, Inc.'s practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clay Thomas P.C.

Clay Thomas, P.C.

February 23, 2011

MMR INVESTMENT BANKERS, INC.
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2010

Total Equity From Statement of Financial Condition	17,861
Less: Non-Allowable Assets:	
Statement of Financial Condition	1,195
Net Capital	16,666

Computation of Basic Net Capital Requirement

Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	1,111
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	5,000
Excess Net Capital	11,666
Excess Net Capital at 1,000%	10,666

Computation Ratio of Aggregate Indebtedness to Net Capital

Total Liabilities (Per Statement of Financial Condition)	380
Percentage Aggregate Indebtedness to Net Capital	2%

MMR INVESTMENT BANKERS, INC.
Schedule 1 - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2010

Reconciliation With Company's Computation
(Including Part II of Form X-17a-5)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	16,666
Net Audit Adjustments	-
Other Items	
Net Capital Per Above	16,666

Independent Auditor's Report
Financial Statement Audit
For the Year Ending December 31, 2009

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [x] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

MMR Investment Bankers, Inc. dba MMR, Inc. [13]

SEC FILE NO.

8-34906 [14]

FIRM I.D. NO.

16958 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

550 N. 159th Street East Suite 200 [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/10 [24]

Wichita [21] KS [22] 67230 [23]

(City) (State) (Zip Code)

AND ENDING (MM/DD/YY)

12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code) — Telephone No. [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ , ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Clay Thomas, P.C. [70]

ADDRESS

8302 Hausman Road West #518 [71]	San Antonio [72]	Texas [73]	78249 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-34906 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 17,046	200			$ 17,046	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350	1,195	600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants ▼9		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Sport commodities			430			$	850
8. Securities owned not readily marketable:							
A. At Cost ▼8 $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities $	150						
B. Other $	160 ▼10		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities $	170						
B. Other $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value			▼12		660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670 ▼14		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490		680		920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous ▼11			530		720		930
16. TOTAL ASSETS		$ 18,241	540 ▼13	$	740	$ 18,241	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	380 [1170]		380 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders 24	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borowings, at market value from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements			[1420]	27 [1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ [1760]

Ownership Equity		Total
27. Sole Proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	$ [1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		28 115,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		(97,139) [1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 17,861 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 18,241 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 17,861	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			17,861	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)			33	3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 1,195	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items 29 ___ 3450				
C. Aged short security differences-less reserve of $ ___ 3460	30	3580		
number of items ___ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(1,195)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 16,666	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper	31	3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities	32	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 16,666	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6^2/_3$% of line 19)	$	25	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	11,666	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	10,666	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	380	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	380	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	2.28	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	0.00	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page **8**)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page **8**)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6^2/_3$% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER		
MMR, Inc.	For the period (MMDDYY) from 10/1/10 [3932] to 12/31/10	[3933]
	Number of months included in this statement 3	[3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange		$		3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions		40		3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	3943			
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)	4235			
b. Includes unrealized gains (losses)	4236			
c. Total realized and unrealized gains (loses)		41		3952
4. Profits or (losses) from underwriting and selling groups			13,968	3955
a. Includes underwriting income from corporate equity securities	4237			
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services			2,000	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business		42	3,050	3985
11. Other revenue			19,018	3995
12. Total revenue		$		4030
EXPENSES				
13. Registered representative's compensation		$		4110
14. Clerical and administrative employees' expenses			(4,356)	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			(883)	4120
a. Includes interest credited to General and Limited Partners capital accounts	4130			
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)		43		4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications				4060
20. Occupancy and equipment costs				4080
21. Promotional costs				4150
22. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	4070			
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)		44		4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			6,180	4195
27. Other expenses			24,182	4100
28. Total expenses		$	25,123	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			(6,105)	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above		45		4222
a. After Federal income taxes of 39	4238			
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items		$	(6,105)	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$	5,177	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$ [4340]		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]		
3. Monies payable against customers' securities loaned (see Note C)	[4360]		
4. Customers' securities failed to receive (see Note D)	[4370]		
5. Credit balances in firm accounts which are attributable to principal sales to customers	[4380]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]		
7. **Market value of short security count differences over 30 calendar days old	[4400]		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]	[4410]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days	[4420]		
10. Other (List)	[4425]		
11. TOTAL CREDITS		$	[4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ [4440]		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]		
14. Failed to deliver of customers' securities not older than 30 calendar days	[4460]		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	[4465]		
16. Other (List). [48]	[4469]		
17. **Aggregate debit items		$	[4470]
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)		( )	[4471]
19. **TOTAL 14c3-3 DEBITS		$	[4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) [49]	$	[4480]
21. Excess of total credits over total debits (line 11 less line 19)		[4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		[4510]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		[4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	[4530]
26. Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

27. Daily [50] ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ...... 52 $		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	x	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ____ 4335		4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ...... $		4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ...... $		4588
A. Number of items 53		4589
		OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ...... Yes ____ 4584 No ____ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54 [4600]	[4601]	[4602]	$ [4603]	[4604]	[4605]
55 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
56 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
57 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
58 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
59 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
60 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
61 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
62 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
63 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		Total	$ 64 [4699*]		

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners	65 $	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)	66	4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	4860		
C. Other (describe below)		4870		
Total			$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 23,966	4240
A. Net income (loss)			(6,105)	4250
B. Additions (includes non-conforming capital of	$	4263	68	4260
C. Deductions (includes non-conforming capital of	$	4272		4270
2. Balance, end of period (From Item 1800)			$ 17,861	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MMR, Inc. as of 12/31/10

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	72 $	4910	74	4920
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes	4930	No	4940
3. Personnel employed at end of reporting period:				
A. Income producing personnel				4950
B. Non-income producing personnel (all other)				4960
C. Total				4970
4. Actual number of tickets executed during current month of reporting period				4980
5. Nunber of corrected customer confirmations mailed after settlement date				4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences 69	5000	$ 5010	5020 75	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200 71	$ 5210 73	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed..	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days 70	5280	$ 5290	5300 76	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	77 $	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

MMR INVESTMENT BANKERS, INC.

Accountant's Report and Financial Statements

FORM X-17a-5 FOCUS REPORT

Years Ended December 31, 2010 and 2009

MMR Investment Bankers, Inc.

Independent Auditor's Report

For the Year Ended December 31, 2010

Clay Thomas, P.C.
February 21, 2010

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